Exhibit 99.1

Smart Share Global Limited Announces Second Quarter 2023 Results

Net income reached RMB24.5 million for the second quarter of 2023

POIs1 operated under network partner model reached 62.0% as of the end of the second quarter of 2023

Number of POIs reached 1.1 million as of the end of the second quarter of 2023

SHANGHAI, China, August 21, 2023 (GLOBE NEWSWIRE) -- Smart Share Global Limited (Nasdaq: EM) (“Energy Monster” or the “Company”), a consumer tech company providing mobile device charging service, today announced its unaudited financial results for the quarter ended June 30, 2023.

HIGHLIGHTS FOR THE SECOND QUARTER OF 2023

•	Net income for the second quarter of 2023 was RMB24.5 million, compared to a net loss of RMB184.5 million in the same period last year.
•	As of June 30, 2023, the Company’s services were available in 1,109 thousand POIs, compared with 1,001 thousand as of March 31, 2023.
•	As of June 30, 2023, 62.0% of POIs were operated under our network partner model, compared with 58.8% as of March 31, 2023.
•	As of June 30, 2023, the Company’s available-for-use power banks[2] were 8.0 million, compared with 7.2 million as of March 31, 2023.
•	As of June 30, 2023, cumulative registered users[3] reached 362.5 million, with 15.4 million newly registered users acquired during the quarter.
•	Mobile device charging orders[4] for the second quarter of 2023 was 171.8 million, representing an increase of 24.1% compared to the same period last year.

“We are pleased with the positive recovery trend during the second quarter of 2023 both in terms of our revenue and profitability,” said Mars Guangyuan Cai, Chairman and Chief Executive Officer. “Our core strategies of coverage expansion and operational optimization remain central to our business philosophy, allowing us to achieve market-leading growth and operational leverage. With our competitive advantages in place, we are able to leverage our advantages in our network effect to more rapidly consolidate market share. Going into the rest of 2023, we remain positive that we can continue delivering positive values to our stakeholders.”

“Both our direct and network partner models provide flexibility to the expansion of our POI network, continuously propelling Energy Monster’s operation to new heights and placing us in a position to best capture market opportunities,” said Peifeng Xu, Chief Operating Officer. “On one hand, our direct model continues to gain momentum as offline traffic continues to return to normal, allowing us to better capture the opportunities to expand into KAs. On the other hand, our network partner model allows us to more efficiently scale into more regions and diversify our POI composition. We believe that the swift execution and ability to acquire KAs for our direct model and the efficient and expansive reach of our network partner model provide the flexibility required to continue increasing our market share in the industry.”

1The Company defines number of points of interests, or POIs, as of a certain day as the total number of unique locations whose proprietors (location partners) have entered into contracts with the Company or its network partners on that day and have at least one cabinet assigned to the location.

2The Company defines available-for-use power banks as of a certain date as the number of power banks in circulation on that day.

3The Company defines cumulative registered users as the total number of users who have agreed to register their mobile phone numbers with the Company via its mini programs since inception, and the number of cumulative registered users of the Company on a certain date is the number of unique mobile phone numbers that have been registered with the Company since inception on that date.

4The Company defines mobile device charging orders for a given period as the total number of completed orders placed by registered users of the mobile device charging business under both the direct and network partner models in that given period, without any adjustment for orders that may qualify for discounts or incentives.

“During the second quarter of 2023, we made an important change to our contractual arrangement with our network partners that further unlocks our growth potential under the network partner model,” said Maria Yi Xin, Chief Financial Officer. “We also continue to improve our operating efficiency on all fronts during the quarter with profitability continuously trending up. Notably, we were able to regain operating profit for the quarter with further improvements in the near future. We believe that the strength of our core mobile device charging operation’s financials and overall balance sheet serve as pillars to Energy Monster’s growth in the future.”

UPDATE IN CONTRACTUAL ARRANGEMENT

Starting in the second quarter of 2023, the Company has updated its contractual arrangement with its network partners under the network partner model, shifting the principal role of providing mobile device charging service from the Company to network partners. Under the new contractual arrangement, the Company generates revenue by providing mobile device charging solutions to network partners, including software and system service, billing and settlement service, customer call center service and other services. The ownership rights of cabinets and power banks under the network partner model, which were previously held by the Company, have also been transferred to the network partners under the new contractual arrangement.

Starting in the second quarter of 2023, mobile device charging revenue generated under the network partner model has therefore been recorded under mobile device charging solution, which is now net of incentive fees paid to network partners. Additionally, all incentive fees paid to network partners will be excluded from the Company’s sales and marketing expenses going forward under the new contractual arrangement. Due to the new contractual arrangement, the Company now also generates revenue from cabinet and power bank sales to its network partners as a result of the shift in ownership rights of the cabinets and power banks under the network partner model from the Company to the network partner, and cost of cabinets and power banks sold to network partners will be recognized accordingly.

Starting from the second quarter of 2023, the classification of revenue has been updated accordingly to more clearly reflect the results of the two mobile device charging models. The Company’s classification of mobile device charging operation now consists of the direct model and network partner model. Under the direct model, the Company generates revenue by offering mobile device charging service and sales of power banks to users. Under the network partner model, the Company generates revenue by offering mobile device charging solution and sales of power banks and cabinets to network partners.

The table below sets forth the breakdown of mobile device charging revenue components based on the latest classification:

	Three months ended
	2022Q2	2023Q1	2023Q2
	thousands RMB	thousands RMB	thousands RMB
Mobile device charging:
Direct Model	440,902	282,625	300,701
Mobile device charging service	433,208	275,716	293,922
Power bank sales	7,694	6,909	6,779
Network Partner Model	245,081	530,420	725,577
Mobile device charging service	239,430	518,743	-
Mobile device charging solution	-	-	53,793
Power bank and cabinet sales	5,651	11,677	671,784
Total mobile device charging	685,983	813,045	1,026,278

FINANCIAL RESULTS FOR THE SECOND QUARTER OF 2023

Revenues were RMB1.0 billion (US$142.8 million5) for the second quarter of 2023, representing a 50.0% increase from the same period in 2022. The increase was primarily due to the increase in mobile device charging revenues due to the change in the contractual arrangement with network partners.

•	Mobile device charging revenues, which consist of revenues generated under both direct and network partner models, increased by 49.6% to RMB1.0 billion (US$141.5 million) for the second quarter of 2023, from RMB686.0 million in the same period of 2022.

o	Revenues generated under the direct model, which comprise of mobile device charging service fee of RMB293.9 million and power bank sales of RMB6.8 million, decreased by 31.8% to RMB300.7 million for the second quarter of 2023, from RMB440.9 million in the same period of 2022. The decrease was primarily due to the decrease in number of POIs operated under the direct model.
o	Revenues generated under the network partner model, which comprise of mobile device charging solution fee of RMB53.8 million and sales of cabinets and power banks of RMB671.8 million, increased by 196.1% to RMB725.6 million for the second quarter of 2023, from RMB245.1 million in the same period of 2022. The increase was primarily due to the addition of revenue generated from sales of cabinets and power banks as a result of the change in the contractual arrangement with network partners, which includes a one-time recognition of RMB500.6 million in sales of cabinets and power banks to network partners.

•	Other revenues, which primarily comprise of revenue from advertising services and new business initiatives, increased by 107.8% to RMB9.4 million (US$1.3 million) for the second quarter of 2023, from RMB4.5 million in the same period of 2022. The increase was primarily attributable to the increase in user traffic from the general recovery in offline foot traffic in China during the second quarter of 2023 and the increase in advertisement efficiency.

Cost of revenues increased by 310.5% to RMB668.5 million (US$92.2 million) for the second quarter of 2023, from RMB162.9 million in the same period last year. The increase was primarily due to the increase in sales of cabinets and power banks in relation to the shift in ownership rights of cabinets and power banks under the network partner model, which includes a one-time recognition of RMB455.8 million in cost of cabinets and power banks sold to network partners. The increase was partially offset by the decrease in depreciation cost.

Research and development expenses decreased by 21.5% to RMB18.7 million (US$2.6 million) for the second quarter of 2023 from RMB23.7 million in the same period last year. The decrease was primarily due to the decrease in personnel related expenses.

Sales and marketing expenses decreased by 55.6% to RMB295.2 million (US$40.7 million) for the second quarter of 2023 from RMB664.9 million in the same period last year. The decrease was primarily due to the decrease in incentive fees paid to network partners as a result of the change in the contractual arrangement with network partners and the decrease in incentive fees paid to location partners.

General and administrative expenses increased by 9.3% to RMB31.1 million (US$4.3 million) for the second quarter of 2023 from RMB28.5 million in the same period last year. The increase was primarily due to the general decrease in efficiency of our operation.

5The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the readers. The conversion of Renminbi (RMB) into US$ in this press release is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of June 30, 2023, which was RMB7.2513 to US$1.0000. The percentages stated in this press release are calculated based on the RMB amounts.

Income from operations for the second quarter of 2023 was RMB13.6 million (US$1.9 million), compared to a loss from operations of RMB191.0 million in the same period last year.

Net income for the second quarter of 2023 was RMB24.5 million (US$3.4 million), compared to a net loss of RMB184.5 million in the same period last year.

Adjusted net income6 for the second quarter of 2023 was RMB30.1 million (US$4.1 million), compared to an adjusted net loss of RMB177.5 million in the same period last year.

Net income attributable to ordinary shareholders for the second quarter of 2023 was RMB24.5 million (US$3.4 million), compared to a net loss attributable to ordinary shareholders of RMB184.5 million in the same period last year.

As of June 30, 2023, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB3.2 billion (US$436.2 million).

Conference Call Information

The company will hold a conference call at 8:00 A.M. Eastern Time on Monday, August 21, 2023 (8:00 P.M. Beijing Time on Monday, August 21, 2023) to discuss the financial results. Upon registration, each participant will receive dial-in details to join the conference call.

Event Title: Energy Monster Second Quarter 2023 Earnings Conference Call

Pre-registration link: https://s1.c-conf.com/diamondpass/10033014-fbu4m1.html

Participants may also access the call via webcast: https://edge.media-server.com/mmc/p/2stpb8co

A telephone replay will be available through August 28, 2023. The dial-in details are as follows:

International:	+61-7-3107-6325
United States:	+1-855-883-1031
Mainland China:	+86-400-120-9216
China Hong Kong:	+852-800-930-639

Access Code:	10033014

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://ir.enmonster.com/

About Smart Share Global Limited

Smart Share Global Limited (Nasdaq: EM), or Energy Monster, is a consumer tech company with the mission to energize everyday life. The Company is the largest provider of mobile device charging service in China with the number one market share. The Company provides mobile device charging service through its power banks, which are placed in POIs such as entertainment venues, restaurants, shopping centers, hotels, transportation hubs and public spaces. Users may access the service by scanning the QR codes on Energy Monster’s cabinets to release the power banks. As of June 30, 2023, the Company had 8.0 million power banks in 1,109,000 POIs across more than 1,900 counties and county-level districts in China.

Contact Us

Investor Relations

Hansen Shi

ir@enmonster.com

6See the sections entitled “Non-GAAP Financial Measure” and “Unaudited Reconciliation of GAAP and Non-GAAP Results” in this press release for more information.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission (“SEC”), in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Energy Monster’s strategies; its future business development, financial condition and results of operations; the impact of technological advancements on the pricing of and demand for its services; competition in the mobile device charging service industry; Chinese governmental policies and regulations affecting the mobile device charging service industry; changes in its revenues, costs or expenditures; the risk that COVID-19 or other health risks in China or globally could adversely affect its operations or financial results; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

NON-GAAP FINANCIAL MEASURE

In evaluating its business, the Company considers and uses non-GAAP adjusted net income/(loss) in reviewing and assessing its operating performance. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company presents this non-GAAP financial measure because it is used by management to evaluate operating performance and formulate business plans. The Company believes that this non-GAAP financial measure helps identify underlying trends in its business, provide further information about its results of operations, and enhance the overall understanding of its past performance and future prospects.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP, and have limitations as analytical tools. The Company’s non-GAAP financial measure does not reflect all items of expenses that affect its operations and does not represent the residual cash flow available for discretionary expenditures. Further, the Company’s non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore its comparability may be limited. The Company compensates for these limitations by reconciling its non-GAAP financial measure to the nearest U.S. GAAP performance measure, which should be considered when evaluating performance. Investors and others are encouraged to review the Company’s financial information in its entirety and not rely on a single financial measure.

The Company defines non-GAAP adjusted net income/(loss) as net income/(loss) excluding share-based compensation expenses. For more information on the non-GAAP financial measure, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Smart Share Global Limited

Unaudited Consolidated Balance Sheets

(In thousands, except share and per share data, unless otherwise noted)

	December 31, 2022	June 30, 2023	June 30, 2023
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	948,773	480,271	66,232
Restricted cash	14,608	14,848	2,048
Short-term investments	2,091,198	2,646,645	364,989
Accounts receivable, net⁷	16,482	243,068	33,521
Inventory	1,051	129,532	17,863
Prepayments and other current assets⁷	228,672	401,716	55,398

Total current assets	3,300,784	3,916,080	540,051

Non-current assets:
Long-term restricted cash	21,000	21,000	2,896
Property, equipment and software, net	886,460	300,940	41,502
Long-term prepayments to related parties	71	-	-
Right-of-use assets, net	12,442	19,024	2,624
Other non-current assets⁷	35,898	19,402	2,676
Deferred tax assets, net	30,986	30,986	4,273

Total non-current assets	986,857	391,352	53,971

Total assets	4,287,641	4,307,432	594,022

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts and notes payable	810,197	688,213	94,909
Salary and welfare payable	111,274	116,002	15,997
Taxes payable	147,367	262,152	36,152
Financing payable-current	76,272	-	-
Current portion of lease liabilities	9,761	9,301	1,283
Accruals and other current liabilities	268,007	307,195	42,364

Total current liabilities	1,422,878	1,382,863	190,705

Non-current liabilities:
Financing payable-non-current	32,281	-	-
Non-current lease liabilities	854	7,539	1,040
Amounts due to related parties-non-current	1,000	1,000	138
Other non-current liabilities	189,323	187,610	25,873

Total non-current liabilities	223,458	196,149	27,051

Total liabilities	1,646,336	1,579,012	217,756

SHAREHOLDERS' EQUITY
Ordinary shares	347	347	48
Treasury stock	(6,816)	(3,090)	(426)
Additional paid-in capital	11,786,482	11,784,764	1,625,193
Statutory reserves	16,593	16,593	2,288
Accumulated other comprehensive income	163,928	214,350	29,560
Accumulated deficit⁷ ⁸	(9,319,229)	(9,284,544)	(1,280,397)

Total shareholders' equity	2,641,305	2,728,420	376,266

Total liabilities and shareholders' equity	4,287,641	4,307,432	594,022

7On January l, 2023, the Company adopted ASU 2016-13, Financial Instruments -- Credit Losses (Topic 326), using the modified retrospective method and the adoption did not have material impact on the consolidated financial statements.

8On January 1, 2023, the Company adopted ASU 2016-13, Financial Instruments -- Credit Losses (Topic 326) and recognized a cumulative-effect adjustment of RMB640 (US$93) to the opening accumulated deficit at the adoption date.

Smart Share Global Limited

Unaudited Consolidated Statements of Comprehensive Income/(Loss)

(In thousands, except share and per share data, unless otherwise noted)

	Three months ended June 30,			Six months ended June 30,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Mobile device charging	685,983	1,026,278	141,530	1,416,654	1,839,323	253,654
Others	4,546	9,448	1,303	10,952	19,238	2,653

Total revenues	690,529	1,035,726	142,833	1,427,606	1,858,561	256,307

Cost of revenues	(162,869)	(668,547)	(92,197)	(290,422)	(795,936)	(109,765)
Research and development expenses	(23,747)	(18,651)	(2,572)	(50,809)	(40,095)	(5,529)
Sales and marketing expenses	(664,918)	(295,150)	(40,703)	(1,324,597)	(960,424)	(132,449)
General and administrative expenses	(28,458)	(31,117)	(4,291)	(55,834)	(57,888)	(7,983)
Other operating (loss)/income	(1,565)	(8,703)	(1,200)	3,712	(6,435)	(887)

(Loss)/income from operations	(191,028)	13,558	1,870	(290,344)	(2,217)	(306)

Interest and investment income	10,949	28,054	3,869	22,536	54,290	7,487
Interest expense to third parties	(8,596)	-	-	(17,010)	(4,228)	(583)
Foreign exchange gain/(loss), net	4,160	(17,269)	(2,382)	3,892	(12,509)	(1,725)
Other (loss)/income, net	(12)	172	24	(12)	(11)	(2)

(Loss)/income before income tax expense	(184,527)	24,515	3,381	(280,938)	35,325	4,871

Income tax expense	-	-	-	-	-	-

Net (loss)/income	(184,527)	24,515	3,381	(280,938)	35,325	4,871

Net (loss)/income attributable to ordinary shareholders of Smart Share Global Limited	(184,527)	24,515	3,381	(280,938)	35,325	4,871

Other comprehensive income
Foreign currency translation adjustments, net of nil tax	75,646	68,489	9,445	69,811	50,422	6,954

Total comprehensive (loss)/income	(108,881)	93,004	12,826	(211,127)	85,747	11,825

Comprehensive (loss)/income attributable to ordinary shareholders of Smart Share Global Limited	(108,881)	93,004	12,826	(211,127)	85,747	11,825

Weighted average number of ordinary shares used in computing net (loss)/income per share
- basic	518,158,156	520,059,564	520,059,564	517,786,898	519,652,925	519,652,925
- diluted	518,158,156	520,059,564	520,059,564	517,786,898	519,652,925	519,652,925

Net (loss)/income per share attributable to ordinary shareholders
- basic	(0.36)	0.05	0.01	(0.54)	0.07	0.01
- diluted	(0.36)	0.05	0.01	(0.54)	0.07	0.01

Net (loss)/income per ADS attributable to ordinary shareholders
- basic	(0.72)	0.10	0.01	(1.08)	0.14	0.02
- diluted	(0.72)	0.10	0.01	(1.08)	0.14	0.02

Smart Share Global Limited

Unaudited Reconciliation of  GAAP and Non-GAAP Results

(In thousands, except share and per share data, unless otherwise noted)

	Three months ended June 30,			Six months ended June 30,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$

Net (loss)/income	(184,527)	24,515	3,381	(280,938)	35,325	4,871
Add:
Share-based compensation	7,036	5,540	764	13,752	11,825	1,631
Less:
Adjusted for tax effects	-	-	-	-	-	-

Adjusted net (loss)/income (non-GAAP)	(177,491)	30,055	4,145	(267,186)	47,150	6,502